Exhibit 99.1

Who is Relational Investors?

Relational Investors LLC is a San Diego based registered investment adviser, regulated by the Securities and Exchange Commission.

Relational invests in the common stock of companies that it believes are undervalued in the marketplace.  Relational then communicates with the company’s management, board of directors and shareholders to build a consensus around specific steps to correct the undervaluation of the shares.

In executing our investment strategy Relational may, among other things, submit shareholder proposals and seek board representation.

For more information, see www.rillc.com

Is Relational a hedge fund?

Relational is neither a hedge fund, nor does it manage hedge funds.  Relational is a registered investment advisor serving some of the largest pension funds in the world.

Why is Relational interested in Sovereign?

Relational wants to improve Sovereign’s operating performance, risk profile, corporate governance practices, credibility with the investment community and, ultimately, its stock price. Based on our research and analysis, we believe that each of these is well below that of Sovereign’s peers.

How much Sovereign stock does Relational own?

Relational and the funds it manages collectively own approximately 29.9 million shares, or about 8.39%, of the company.